PRIMERO REGRETS TO REPORT A FATALITY AT ITS SAN DIMAS MINE

Toronto, Ontario, December 13, 2015 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) regrets to report the fatality of an employee that occurred at its San Dimas mine in Mexico on the weekend.

“We feel great remorse over the loss of our colleague Enrique Ortiz, an experienced underground miner at our San Dimas mine.” said Ernest Mast, President and Chief Operating Officer. “Work-related losses are felt deeply by the Primero and Tayoltita communities and we send our deepest sympathies to Enrique’s family and friends. The safe operation of our mines remains Primero’s top priority, and we will continue to work hard to eliminate all work-place accidents.”

The accident was an isolated incident that occurred during wall and ceiling scaling in preparation for ground support installation in a cut-and-fill stope in the mine’s Central Block area. Primero is working with the local authorities, which have commenced an investigation. Operations at the mine will resume Tuesday morning after all crews have been fully debriefed on the accident. In the meantime, the plant is operating normally processing stockpiled material.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814 2694
eyoung@primeromining.com